SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)
STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155203
(CUSIP Number)

Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487 Attention: Jeffrey A. Ott Telephone (616) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 22, 2010
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

(Page 1 of 4 Pages)

_______________________
*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 858155203	SCHEDULE 13D/A	Page 2 of 4

1	NAMES OF REPORTING PERSONS CRASTECOM B Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,846,909
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

2,846,909
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,846,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 858155203	SCHEDULE 13D/A	Page 3 of 4

                    This Amendment No. 4 amends the reporting person's Amendment No. 3 filed February 14, 2008, which amended its Amendment No. 2 filed February 14, 2006, which amended its Amendment No. 1 on Schedule 13D filed November 25, 2003, which amended its initial statement on Schedule 13D filed April 25, 2002, relating to the Issuer's securities.

Item 2.	Identity and Background

          CRASTECOM B Limited Partnership ("CRASTECOM") is a Delaware limited partnership. The address of CRASTECOM's principal business and principal office is 2640 Puuholo Road, 112, Koloa, Kauai, HI 95756-9623. CRASTECOM was formed for asset administration and management. During the last 5 years, neither CRASTECOM nor CRASTECOM's managing partner or general partners have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last 5 years, neither CRASTECOM nor its managing partner or general partners have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in CRASTECOM, its managing partner or any of its general partners being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Thomas Crawford, Jr. is the managing partner and a general partner of the reporting person. Mr. Crawford is retired and has an address of c/o Jeffrey A. Ott, Warner Norcross & Judd LLP, 111 Lyon Street, NW, Grand Rapids, MI 49503. Mr. Crawford is a U.S. citizen. Thomas Crawford, Jr., as trustee of the William P. Crawford Trust #2 is a general partner of the reporting person. This trust is organized under Michigan law and has an address of c/o Jeffrey A. Ott, Warner Norcross & Judd LLP, 111 Lyon Street, NW, Grand Rapids, MI 49503. Fifth Third Bank, as trustee of the Power of Appointment Trust created by Thomas Crawford pursuant to exercise of a special power of appointment under Paragraph IV.C(1) of the Anne Idema Crawford GST Nonexempt Marital Trust dated December 28, 1970, as amended, is a general partner of the reporting person. This trust is organized under Florida law and has an address of c/o Nancy Gunter, 999 Vanderbilt Road, MD B9993G, Naples, FL 34108. Thomas Crawford, Jr., as trustee of the Crawford 1995 Family Trust No. 2, dated 10/18/95, is a general partner of the reporting person. This trust is organized under California law and has an address of 2640 Puuholo Road, 112, Koloa, Kauai, HI 95756-9623.

Item 5.	Interest in Securities of the Issuer

          (a)          The reporting person and its managing partner may be deemed to beneficially own 2,846,909 shares of the Issuer's stock, which would constitute 3.5% of the outstanding shares of Class A Common Stock. The managing partner may also be deemed to own 1,385,739 shares of the Issuer's stock which, combined with the shares held by the reporting person, would constitute 5.1% of the outstanding shares of Class A Common Stock. The remaining general partners of the reporting person do not beneficially own shares of the Issuer's stock.

          The number of shares reported in this Item 5(a) includes 2,846,909 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares

CUSIP NO. 858155203	SCHEDULE 13D/A	Page 4 of 4

of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any person other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

          (b)          The reporting person and its managing partner are deemed to hold the sole power to vote and dispose of 2,846,909 shares of the Issuer's stock. The reporting person's managing partner also holds shared power to vote and dispose of 1,385,739 shares of the Issuer's stock.

          (c)          On January 22, 2010, the reporting person transferred 2,844,000 shares of the Issuer's stock to its partners in a distribution. As a result of the same distribution, the managing partner acquired beneficial ownership of 1,385,739 shares of the Issuer's stock by virtue of his role as trustee of certain of the reporting person's partners. On December 18, 2009, the managing partner surrendered 287,292 shares of the Issuer's stock to settle variable prepaid forward contracts held by trusts over which the managing partner had shared control.

          (d)          Not applicable.

          (e)          The reporting person ceased to be the beneficial owner of more than five percent of the Issuer's stock on January 22, 2010.

Item 7.	Material to be Filed as Exhibits

          99.1          Limited Durable Power of Attorney of Thomas Crawford, Jr.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2010

/s/ Thomas Crawford, Jr.
CRASTECOM B Limited Partnership Thomas Crawford, Jr., Managing Partner, by Jeffrey A. Ott, Attorney-In-Fact